Exhibit 8.1

List of Subsidiaries of Perfect World Co., Ltd. (the “Registrant”)

Wholly-Owned Subsidiaries

1.	Beijing Perfect World Software Co., Ltd., a PRC company

2.	Perfect Online Holding Limited, a Hong Kong company

3.	Perfect World Entertainment Inc., a Delaware, USA company

Affiliated Entity Consolidated in the Registrant’s Financial Statement

4.	Beijing Perfect World Network Technology Co., Ltd., a PRC company